SECURITIES AND EXCHANGE COMMISSION
WASHINGTON DC 20549

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SCHEDULE 13E-3

(RULE 13e-100)

TRANSACTION STATEMENT UNDER SECTION 13(e)
OF THE SECURITIES EXCHANGE ACT OF 1934 AND RULE 13e-3 THEREUNDER

RULE 13e-3 TRANSACTION STATEMENT UNDER SECTION 13(e)
OF THE SECURITIES EXCHANGE ACT OF 1934

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American Oriental Bioengineering, Inc.
(Name of the Issuer)

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American Oriental Bioengineering, Inc.

(Names of Persons Filing Statement)

Common Stock, par value $0.002 per share
(Title of Class of Securities)

028731404
(CUSIP Number of Class of Securities)

Mr. Tony Liu
Chairman and Chief Executive Officer
1 Liangshuihe First Avenue
Beijing Economic and Technology Development Area, E-Town
Beijing, 100176 PRC
+ 86-10-5982-2039
(Name, Address, and Telephone Numbers of Person Authorized to Receive Notices and
Communications on Behalf of the Persons Filing Statement)

with copies to:
Mitchell S. Nussbaum
Loeb & Loeb LLP
345 Park Avenue
New York, NY 10154
(212) 407-4000

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This statement is filed in connection with (check the appropriate box):

a. ☒	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Act of 1934.

b. ☐	The filing of a registration statement under the Securities Act of 1933.

c. ☐	A tender offer.

d. ☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing fee is a final amendment reporting the results of the transaction: ☐

Calculation of Filing Fee

Transaction Valuation(1)	Amount of Filing Fee(2)
$3,753,580	$483.46 (3)

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(1)	Estimated maximum price to be paid in lieu of issuance of fractional shares of common stock owned by holders as a result of the reverse stock split.

(2)	Determined pursuant to Exchange Act Rule 0-11(b)(1), as amended by multiplying the transaction value of $3,753,580 by .0001288, which is $128.80 per $1,000,000.

(3)	Previously paid

☐	Check the box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:

Form or Registration No.:

Filing Party:

Date Filed:

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INTRODUCTION

This Rule 13E-3 Transaction Statement (the “Schedule 13E-3”), is being filed by American Oriental Bioengineering, Inc., a Nevada corporation (the “Company”), with the Securities and Exchange Commission (the “SEC”), under Section 13(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 13e-3 promulgated thereunder, in connection with a proposed "going private" transaction. After careful consideration, our Board of Directors (the “Board”) has concluded that the costs associated with being a public reporting company in the U.S. are not justified by the benefits. The primary purpose of the going private transaction is to reduce the number of record holders of the Company’s common shares, par value $0.002 per share (the “Common Shares”) to fewer than 300 allowing the Company to deregister its Common Shares under Section 12(g) of the Exchange Act and suspend its reporting obligations under Section 13(a) of the Exchange Act. After the termination of the registration of our Common Shares and suspension of our duty to file periodic reports and other information with the Securities and Exchange Commission (the “SEC”), we will no longer be subject to the reporting and related requirements under the Exchange Act and we will cease to file reports and information with the SEC, as more fully described in the accompanying Information Statement (the “Transaction”).

To accomplish the reduction in the number of record holders of the Common Shares, the Company will effect a reverse stock split of the Common Shares, whereby each 501 shares of Common Shares outstanding as of the effective date of the reverse stock split will be converted into one whole share of Common Shares (the “Reverse Stock Split”). In lieu of issuing any fractional shares held by stockholders as a result of the Reverse Stock Split, the Company will make a cash payment equal to $0.50 (the “Cash Payment”). Accordingly, stockholders owning fewer than 501 pre-Reverse Stock Split shares will have no further interest in the Company, no longer be stockholders of the Company and will be entitled to receive only the Cash Payment multiplied by the number of pre-Reverse Stock Split shares owned by them. Stockholders owning at least 501 pre-Reverse Stock Split shares, who after the Reverse Stock Split will continue as stockholders, but own a fractional share as a result of the Reverse Stock Split will receive a Cash Payment based on their pre-Reverse Stock Split share equivalent of their fractional share. The total amount of funds necessary to make Cash Payments to stockholders in connection with the Transaction and for related expenses is estimated to be approximately $4.1 million. The funds for the Transaction will come from the Company’s cash on hand.

Following the Reverse Stock Split, the Company will have fewer than 300 stockholders of record. As a result, the Company will be eligible to, and intends to, suspend its reporting obligations under Section 13(a) of the Exchange Act, after which time the Company will no longer be subject to the reporting requirements under the Exchange Act.

Under Nevada law, the Board may implement the Reverse Stock Split only with the approval of stockholders holding a majority of the voting power of the Common Shares. Therefore, the Company has sought and obtained the approval of stockholders, by way of a written consent, holding a majority of the voting power of the Common Shares in connection with the Reverse Stock Split. In addition, stockholders who receive cash in lieu of fractional shares will be entitled to dissenter’s rights for the “fair value” of their fractional share under Nevada law. The Reverse Stock Split will be conducted upon the terms and subject to the conditions set forth in the Company’s information statement, which is attached as Exhibit (3)(a)(i) to this Schedule 13E-3 (the “Information Statement”). Contemporaneously with the filing of this Schedule 13E-3, the Company has also filed an Information Statement on Schedule 14C under the Exchange Act. The information contained in the Information Statement, including all exhibits thereto, is hereby expressly incorporated herein by this reference. Capitalized terms used but not defined herein shall have the meanings given to them in the Information Statement.

Item 1.	Summary Term Sheet.

The information set forth in the Information Statement under the caption “Summary Term Sheet” is incorporated herein by reference.

Item 2.	Subject Company Information.

Name and Address. The information set forth in the Information Statement under the caption “Company Information - The Company” is incorporated by reference.

Securities. The information set forth in the Information Statement under the caption “Company Information - Company Securities” is incorporated by reference.

Trading Market and Price. The information set forth in the Information Statement under the caption “Company Information - Company Securities” is incorporated by reference.

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Dividends. The information set forth in the Information Statement under the caption “Company Information - Company Securities” is incorporated by reference.

Prior Public Offerings. None.

Prior Stock Purchases. The information set forth in the Information Statement under the captions “Company Information - Company Securities” is incorporated by reference.

Item 3.	Identity and Background of the Filing Person.

Name and Address. American Oriental Bioengineering, Inc. is the filing persons of this Schedule 13E - 3. The Company”s principal executive offices are located at 1 Liangshuihe First Avenue, Beijing Economic and Technology Development Area, E-Town Beijing, 100176 PRC, and its telephone number is + 86-10-5982-2039. The information set forth in the Information Statement under the captions “Company Information - Security Ownership of Certain Beneficial Owners and Management” and “Company Information - Management” is incorporated by reference.

Business and Background of Entities. None.

Business and Background of Natural Persons. The information set forth in the Information Statement under the caption “Company Information - Management” is incorporated by reference.

Item 4.	Terms of the Transaction.

Material Terms . The information set forth in the Information Statement under the captions “Summary Term Sheet” and “Special Factors.”

Different Terms. The information set forth in the Information Statement under the captions “Special Factors - Effects of the Transaction” and “Other Matters Relating to the Transaction - Potential Conflicts of Interests” is incorporated by reference.

Appraisal Rights. The information set forth in the Information Statement under the caption “Other Matters Related to the Transaction - Dissenters’ Rights” is incorporated by reference.

Provisions for Unaffiliated Security Holders. The Company has not made any provision to grant its unaffiliated stockholders access to the corporate files of the Company or to obtain counsel or appraisal services for such unaffiliated stockholders at the expense of the Company.

Eligibility for Listing or Trading. Not applicable.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements.

Transactions. The information set forth in the Information Statement under the caption “Company Information – Certain Relationships and Related Party Transactions” is incorporated by reference.

Significant Corporate Events. None.

Negotiations or Contacts. None.

Agreements Involving the Company’s Securities. None.

Item 6.	Purposes of the Transaction and Plans or Proposals.

Use of Securities Acquired. The fractional shares of Common Shares acquired by the Company in the Reverse Stock Split will be cancelled and returned to the status of authorized but unissued shares.

(c)(1) - (c)(8) Plans. The transaction is a Reverse Stock Split. The information set forth in the Information Statement under the caption “Special Factors - Purpose of the Transaction” is incorporated by reference.

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Item 7.	Purposes, Alternatives, Reasons and Effects.

Purposes. The information set forth in the Information Statement under the captions “Special Factors - Purpose of the Transaction” and “Special Factors - Background of the Transaction” is incorporated by reference.

Alternatives. The information set forth in the Information Statement under the caption “Special Factors - Background of the Transaction” is incorporated by reference.

Reasons. The information set forth in the Information Statement under the caption “Special Factors - Reasons for the Transaction” is incorporated by reference.

Effects. The information set forth in the Information Statement under the captions “Special Factors - Effects of the Transaction on the Company” and “Other Matters Related to the Transaction – Certain Material U.S. Federal Income Tax Consequences” is incorporated by reference.

Item 8.	Fairness of the Transaction.

Fairness. The information set forth in the Information Statement under the caption “Special Factors - Fairness of the Transaction” is incorporated by reference.

Factors Considered in Determining Fairness. The information set forth in the Information Statement under the captions “Special Factors—Summary of Fairness Opinion” and “Special Factors - Fairness of the Transaction” is incorporated by reference.

Approval of Security Holders. The information set forth in the Information Statement under the caption “Other Matters Related to the Transaction - Stockholder Approval” is incorporated by reference.

Unaffiliated Representative. No one retained any unaffiliated representative to act solely on behalf of unaffiliated security holders for any purpose. The information set forth in the Information Statement under the caption “Special Factors - Fairness of the Transaction” is incorporated by reference.

Approval of Directors. The information set forth in the Information Statement under the caption “Special Factors - Fairness of the Transaction” is incorporated by reference.

Other Offers. None.

Item 9.	Reports, Opinions, Appraisals and Negotiations.

Report, Opinion or Appraisal. The information set forth in the Information Statement under the captions “Questions and Answers About the Transaction,” “ “Special Factors—Fairness of the Transaction and in Exhibit (c) hereto is incorporated herein by reference.

Preparer and Summary of the Report, Opinion or Appraisal. The information set forth in the Information Statement under the captions “Questions and Answers About the Transaction,” “Special Factors—Fairness of the Transaction” and in Exhibit (c) hereto is incorporated herein by reference.

Availability of Documents. The information set forth in the Information Statement under the caption “Special Factors—Summary of Fairness Opinion” is incorporated herein by reference.

Item 10.	Source and Amounts of Funds or Other Consideration.

(a)-(d) Source of Funds; Conditions; Expenses; Borrowed Funds. The information set forth in the Information Statement under the caption “Other Matters Related to the Transaction - Source and Amount of Funds” is incorporated by reference.

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Item 11.	Interest in Securities of the Subject Company.

Securities Ownership. The information set forth in the Information Statement under the caption “Company Information - Security Ownership of Certain Beneficial Owners and Management” is incorporated by reference.

Securities Transactions. None.

Item 12	The Solicitation or Recommendation.

Intent to Tender or Vote in a Going-Private Transaction. Not Applicable.

Recommendation of Others. Not applicable.

Item 13.	Financial Information.

Financial information. The information set forth in the Information Statement under the caption “Financial and Other Information” is incorporated by reference.

Pro Forma information. Not applicable.

Item 14.	Persons/Assets, Retained, Employed, Compensated or Used.

(a)-(b) Solicitations or Recommendations; Employees and Corporate Assets. Not applicable.

Item 15.	Additional Information.

Other Material Information. The information set forth in the Information Statement and each Exhibit thereto is incorporated by reference.

Item 16.	Exhibits.

(a)(3)(i) Information Statement to be mailed to stockholders of the Company (incorporated by reference to the Schedule 14C filed with the SEC on January 8, 2014) ;

(a)(5)(i) Financial statements and notes thereto included in the Annual Report on Form 10-K for the year ended December 31, 2012 (incorporated by reference to such report filed with the SEC on June 11, 2013);

(a)(5)(ii) Financial statements and notes thereto included in the Quarterly Report on Form 10-Q for the quarter ended June 30, 2013 (incorporated by reference to such report filed with the SEC on November 4, 2013).

(b) Not applicable.

(c) The opinion of Roth Capital Partners, LLC, dated October 24, 2013, attached as Exhibit A to the Information Statement, is incorporated herein by reference.

(d) Not applicable

(e) Not applicable

(f) Summary of Dissenters’ Rights (included in the Information Statement under the caption “Other Matters Related to the Transaction - Dissenters’ Rights”); Sections 92A.300 to 92A.500 of the Nevada Revised Statutes (included as Annex B to the Information Statement).

(g) Not applicable.

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

AMERICAN ORIENTAL BIOENGINEERING, INC.

By:	/s/ Tony Liu
Name: Tony Liu
Title: Chairman and Chief Executive Officer

Date: January 8, 2014